UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Western Gas Resources, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

958259 10 3

(CUSIP Number)

Fiona Arnold

Associate General Counsel

Western Gas Resources, Inc.

1099 18th Street, Suite 1200

Denver, CO 80202

(303) 450-8439

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 958259 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brion G. Wise

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,600,360 (1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,600,360 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,600,360 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

13.	Percent of Class Represented by Amount in Row (11) 7.36% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 1,000 shares of restricted common stock of Western Gas Resources, Inc. and 12,000 shares of Western Gas Resources, Inc. that Mr. Wise has right to acquire through the exercise of stock options.

(2)  Based on the number of shares of common stock of Western Gas Resources, Inc. outstanding as of June 22, 2006, (as represented by Western Gas Resources, Inc. in the Merger Agreement discussed in Item 4 below) and including 1,000 shares of restricted common stock of Western Gas Resources, Inc. and 12,000 shares of Western Gas Resources, Inc. that Mr. Wise has right to acquire through the exercise of stock options.

This Amendment No. 3 (this “Amendment”) amends and restates the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) by Brion G. Wise on December 8, 1989, as amended by Amendment No. 1 to Schedule 13D, dated October 8, 1990, Amendment No. 2 to Schedule 13D dated April 29, 1991, and Amendment No. 3 to Schedule 13D dated May 1, 1991.

Item 1.                    Securities and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This statement relates to the common stock, par value $0.10 per share (the “Common Stock”) of Western Gas Resources, Inc. (the “Company”), whose principal executive offices are located at 1099 18th Street, Suite 1200, Denver, Colorado 80202.

Item 2.                    Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Mr. Wise’s business address is 774 Mays Boulevard, #10-323, Incline Village, Nevada 89451.  Mr. Wise’s principal occupation is serving as a director of the Board of Directors (the “Board”) of the Company.  The Company is an independent natural gas explorer, producer, gatherer, processor, transporter and energy marketer. Its producing properties are located primarily in Wyoming, including the developing Powder River Basin coal bed methane play, where the Company is a leading acreage holder and producer, and the rapidly growing Pinedale Anticline. The Company also owns and operates natural gas gathering, processing and treating facilities in major gas-producing basins in the Rocky Mountain, Mid-Continent and West Texas regions of the United States.  During the last five years, Mr. Wise has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that would have made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Wise is a citizen of the United States.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Amendment is not being filed to report the acquisition of shares of Common Stock.

Reference is made to Item 4 hereof for a discussion of Mr. Wise’s acquisition of the Common Stock pursuant to the Restructuring Agreement referred to therein and acquisition of shares of Common Stock subject to vesting restrictions and options to purchase shares of Common Stock.

Item 4.                    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

WGP, Inc., a Colorado corporation (“WGP”) that was 46.23% owned by Mr. Wise prior to WGP’s dissolution on May 1, 1991, acquired 4,014,907 shares of Common Stock pursuant to a subscription agreement between the Company and WGP that was accepted by the Company on November 3, 1989 and became effective on December 8, 1989 concurrently with the commencement of the public offering of shares of Common Stock by the Company (the “Public Offering”). WGP acquired the shares of Common Stock primarily for investment purposes.

The Company was formed in October 1989 to acquire a majority interest in Western Gas Processors, Ltd., a Colorado limited partnership (the “Partnership”) that merged out of existence on May 1, 1991. The Company became the sole general partner of the Partnership on December 8, 1989, and, from that date through May 1, 1991, conducted all of its business through the Partnership. Upon completion of the Public Offering on December 15, 1989, the Company owned approximately 51% of the Partnership, including 15% acquired with the net proceeds from the Public Offering. With additional net proceeds received by the Company from the exercise by certain underwriters of an over-allotment option to purchase additional shares of Common Stock granted to such underwriters in connection with the Public Offering, the Company subsequently increased its ownership of the Partnership to approximately 52%.

On October 8, 1990, the Company announced that it would propose a restructuring (the “Restructuring”) after which it would own all outstanding interests in the Partnership. Mr. Wise subsequently entered into an Agreement and Plan of Restructuring dated as of April 2, 1991 (the “Restructuring Agreement”) among the Company, the Partnership and the “Founders” (consisting of Mr. Wise, WGP, Heetco, Inc. NV, a Nevada corporation, Dean Phillips, Inc., a Missouri corporation, Sauvage Gas Company, a Colorado corporation, Sauvage Gas Service, Inc., a Nebraska corporation, Bill M. Sanderson, Walter L. Stonehocker, Dean Phillips, Ward Sauvage, and, subject to the limitations set forth therein, Lanny F. Outlaw). The Restructuring Agreement provided that (i) the Founders would transfer (the “Transfer”) to the Company all units of limited partner interest (“LP Units”) in the Partnership owned by them, other than LP Units designated as $1.80 Cumulative Participating Preference Units (“PPUs”), in exchange for an equal number of shares of Common Stock and (ii) the Partnership would merge into the Company pursuant to a plan of merger (the “Merger”) providing that all LP Units not owned by the Company after the Transfer (consisting of PPUs) would be converted into an equal number of shares of Common Stock.

The Restructuring was consummated on May 1, 1991 after the stockholders of the Company and the limited partners of the Partnership voted to approve the transaction, and the Partnership ceased to exist. On May 1, 1991 pursuant to the Transfer, the 4,471,969 LP Units owned by WGP were assigned, transferred and delivered to the Company in exchange for an equal number of shares of Common Stock. After the Restructuring was consummated, WGP was dissolved on May 1, 1991, and Mr. Wise became the beneficial owner of a number of shares of Common Stock equal to his percentage ownership of WGP multiplied by the number of shares of Common Stock owned by WGP, and WGP ceased to be the beneficial owner of any Common Stock. Mr. Wise acquired beneficial ownership of 3,964,446 shares of Common Stock pursuant to the dissolution of WGP.

Also on May 1, 1991, pursuant to the Merger, 7,000 PPUs held directly by Mr. Wise were converted into an equal number of shares of Common Stock.

On May 17, 2002, Mr. Wise was issued, in his capacity as a member of the Board, options to purchase 4,000 shares of Common Stock, all of which are vested and the underlying shares deemed beneficially owned.

On May 19, 2003, Mr. Wise was issued, in his capacity as a member of the Board, options to purchase 4,000 shares of Common Stock, all of which are vested and the underlying shares deemed beneficially owned.

On May 10, 2004, Mr. Wise was issued, in his capacity as a member of the Board, options to purchase 4,000 shares of Common Stock, 2,667 of which are vested and the underlying shares deemed beneficially owned.

On May 6, 2005, Mr. Wise was issued, in his capacity as a member of the Board, options to purchase 4,000 shares of Common Stock, 1,333 of which are vested and the underlying shares deemed beneficially owned.

On May 5, 2006, Mr. Wise was issued, in his capacity as a member of the Board, options to purchase 4,000 shares of Common Stock, none of which are vested and none of the underlying shares deemed beneficially owned.

On May 5, 2006, Mr. Wise was issued, in his capacity as a member of the Board, 1,000 shares of Common Stock subject to vesting restrictions, however all of the shares of restricted stock are deemed beneficially owned.

On June 22, 2006, the Company entered into a definitive agreement and plan of merger (the “Merger Agreement”) with Anadarko Petroleum Corporation (“Anadarko”), and APC Merger Sub, Inc., a wholly-owned subsidiary of Anadarko (“Merger Subsidiary”). Pursuant to the Merger Agreement, at the time of the Anadarko Merger, Merger Subsidiary will be merged with and into Western and all shares of Western’s common stock will be canceled and converted into the right to receive $61.00 per share in cash (the “Anadarko Merger”). Upon the consummation of the Anadarko Merger, all outstanding stock options, phantom equity-based awards and restricted stock awards will immediately and fully vest, will be cancelled and the holders thereof will be entitled to receive an amount in cash equal to $61.00 per share (less, in the case of stock options and phantom equity-based awards, the exercise price per share previously subject to such stock options or awards).

In connection with the Merger Agreement, Mr. Wise and certain other officers and directors of the Company, in their capacities as stockholders, entered into voting agreements (collectively, the “Voting Agreements”) with Anadarko, each dated as of June 22, 2006 with respect to all shares of Common Stock pursuant to which each stockholder has agreed to vote such stockholder’s shares of common stock in favor of the Merger Agreement and the transactions contemplated thereby.  Approximately 17.3% of the Company’s outstanding shares of common stock are subject to the Voting Agreements. The Voting Agreements will terminate upon the earliest of (i) termination of the Merger Agreement in accordance with its terms, (ii) the effective date of the Anadarko Merger or (iii) certain other circumstances described in the Voting Agreement.  The terms of the Voting Agreement by and between Mr. Wise and Anadarko are more fully described in Item 6 below.

If the Anadarko Merger is completed, Mr. Wise will no longer own any shares of Common Stock.

Item 5.                    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.

(a)-(b) As of the filing date of this Amendment, Mr. Wise has beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) over an aggregate of 5,600,360 shares of Common Stock, constituting 7.36% of the shares of outstanding Common Stock. The percentage of Common Stock beneficially owned by Mr. Wise set forth in this Amendment is calculated based on Rule 13d-3(d)(1) of the Exchange Act.

Pursuant to the Voting Agreement described in Item 6 below, Mr. Wise has shared voting power and shared dispositive power with Anadarko over 5,600,360 shares of Common Stock.  Mr. Wise does not have sole voting power or sole dispositive power over any shares of Common Stock.

The address of the principal office and business of Anadarko is 1201 Lake Robbins Drive, The Woodlands, Texas 77380.  Anadarko is an independent oil and gas company primarily engaged in the upstream activities of acquiring, exploiting, developing and producing oil and gas in the United States.  During the last five years, Anadarko has not been (i) convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)  Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Company effected by Mr. Wise.

(d)  Not applicable

(e)  Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows.

In connection with the Merger Agreement, on June 22, 2006, Mr. Wise entered into a voting agreement with Anadarko pursuant to which Mr. Wise agreed to vote all shares of Common Stock that he owns or has the right to vote or direct the voting of in favor of the Anadarko Merger contemplated by the Merger Agreement and against any action inconsistent therewith.  In the Voting Agreement, Mr. Wise also appointed Anadarko and its designees as his proxy and attorney-in-fact to vote his shares of Common Stock on the matters, in the manner and during the time periods specified in the Voting Agreement.  Mr. Wise also agreed not to sell, transfer, pledge, encumber, assign or dispose, or enter into any contract, option or other arrangement to transfer, his shares of Common Stock or grant any proxy (except the proxy granted in the Voting Agreement) or enter into any voting or other agreement with respect to his shares of Common Stock.  The preceding summary of the terms of the Voting Agreement is qualified in its entirety by reference to the detailed provisions of the Voting Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

The Voting Agreement will terminate upon the earlier of (i) termination of the Merger Agreement in accordance with its terms, (ii) the effective date of the Anadarko Merger or (iii) certain other circumstances described in the Voting Agreement.

The Company has granted Mr. Wise 20,000 options to purchase shares of Common Stock of the issuer, 4,000 of which were issued pursuant to a stock option agreement dated May 17, 2002, 4,000 of which were issued pursuant to a stock option agreement dated May 19, 2003, 4,000 of which were issued pursuant to a stock option agreement dated May 10, 2004, 4,000 of which were issued pursuant to a stock option agreement dated May 6, 2005, 4,000 of which were issued pursuant to a stock option agreement dated May 5, 2006. The options vest in annual one-third increments commencing on the first anniversary of the respective grant date. The options expire on the earlier of five years from the date of vesting or ten years from the grant date.   In addition, the Company has granted Mr. Wise 1,000 shares of Common Stock, subject to certain restrictions, pursuant to the terms of a restricted stock agreement, dated May 5, 2006.  The shares of restricted stock vest in annual one-third increments commencing on the first anniversary of the grant date.

Except as described herein or in Item 4 of this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Wise and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.                    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits.

Exhibit

2.1           Agreement and Plan of Restructuring, dated as of April 2, 1991, by and among Western Gas Resources, Inc., Western Gas Processors, Ltd. and Mr. Walter L. Stonehocker, WGP, Inc., Heetco, Inc., Dean Phillips, Inc., Sauvage Gas Company, Sauvage Gas Service, Inc., Brion G. Wise, Bill M. Sanderson, Dean Phillips, Ward Sauvage and Lanny F. Outlaw (previously filed as exhibit 10.10 to Western Gas Resources, Inc.’s Registration Statement on Form S-1, Registration No. 33-43077, dated November 14, 1991 and incorporated herein by reference).

4.1           Subscription Agreement, effective December 8, 1989, between WGP. and Western Gas Resources, Inc. (previously filed as exhibit 10.31 to Western Gas Resources, Inc.’s Registration Statement on Form S-4, Registration No. 33-39588, dated March 27, 1991 and incorporated herein by reference).

10.1         Stock Option Agreement, dated May 17, 2002, by and between Western Gas Resources, Inc. and Mr. Brion G. Wise.*

10.2         Stock Option Agreement, dated May 19, 2003, by and between Western Gas Resources, Inc. and Mr. Brion G. Wise.*

10.3         Stock Option Agreement, dated May 10, 2004, by and between Western Gas Resources, Inc. and Mr. Brion G. Wise.*

10.4         Stock Option Agreement, dated May 6, 2005, by and between Western Gas Resources, Inc. and Mr. Brion G. Wise.*

10.5         Restricted Stock Agreement, dated May 5, 2006, by and between Western Gas Resources, Inc. and Mr. Brion G. Wise.*

10.6         Stock Option Agreement, dated May 5, 2006, by and between Western Gas Resources, Inc. and Mr. Brion G. Wise.*

10.7         Voting Agreement, dated as of June 22, 2006, among Anadarko and Brion G. Wise.*

*Filed herewith

Signatures

                After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

June 29, 2006

By:	/s/ Brion G. Wise
Brion G. Wise